LAW OFFICES OF
IWONA J. ALAMI
620 NEWPORT CENTER DR., SUITE 1100
NEWPORT BEACH, CALIFORNIA 92660
(949)760-6880
FAX: (949) 495-9927
E-MAIL: ALAMILAW@AOL.COM

June 8, 2011

Jan Woo, Esq.
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 205-49

RE:	AMARU, INC.
Preliminary Information Statement on Schedule 14C
File May 9, 2011
File No. 000-32695

Dear Ms. Woo:

Amaru, Inc. ("the Company") responds to the Staff's comment letter dated May 11, 2011 by enclosing a copy of this letter via Edgar filing system.  Preliminary Information Statement on Schedule 14A will be filed by the Company via Edgar filing system.  The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto.

General

1.  Duly noted.  The Company analyzed how the shareholders consents were obtained, and although it was not an intention of the Company, it appears that some of inadvertent activities of the Company involving obtaining the consents may be viewed as a solicitation, as defined in Rule 14a-1(1), therefore the Company decided to file a preliminary statement on Schedule 14A rather than to amend its preliminary statement on Schedule 14C.

Reasons for the Increase to Authorized Common Stock and Preferred Stock, page 4

2.  At this time the Company does not have any specific plans for the issuance of its common stock.  Although the Company will likely have to raise funds in the third quarter of this year, through private placements, the terms and/or conditions of such private placements have not been discussed or approved by the Company's Board of Directors.

Very truly yours,

Iwona Alami

/Iwona Alami/